NCR VOYIX CORPORATION
INSIDER TRADING POLICY
(October 18, 2023)

POLICY PERSPECTIVE
This policy applies to all officers, directors, employees (including temporary employees) and contractors of NCR Voyix Corporation and its subsidiaries (collectively, “NCR” or the “Company”) who have access, including temporary access, to material nonpublic information, as well as spouses, children, stepchildren, parents, stepparents, siblings, grandparents and in-laws (“family members”) of, and anyone who lives in the same household as, is financially dependent on, or whose transactions (including transactions by an entity) in NCR’s Securities are directed by or subject to the influence or control of, any such person (collectively, “Covered Persons”). Covered Persons must not misuse financial or other information concerning the Company that has not been publicly disclosed. Similarly, Covered Persons must not misuse confidential information they learn about other companies during the course of their work for NCR. Improper use of material nonpublic information is more than an ethical consideration and a violation of this policy; it may be a violation of law. For these reasons, Covered Persons must not trade in NCR Securities or the securities of other companies while in possession of material nonpublic information and should avoid even the appearance of improper use of such information. Each Covered Person is responsible for making sure that he or she complies with this policy, and that any family member, household member, or other person or entity described above whose transactions are subject to this policy also comply with this policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company or any other employee or director pursuant to this policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

POLICY
Covered Persons may not engage in any of the following activities directly or indirectly through family members or other persons or entities:
(a)trading in NCR Securities while in possession of material nonpublic information about the Company;
(b)hedging, or engaging in transactions of derivative securities of the Company at any time;
(c)tipping others by disclosing material nonpublic information about NCR, or otherwise disclosing material nonpublic information to persons within the Company whose jobs do not require them to have that information or outside of the Company to other persons, including, but not limited to, family members, friends, business associates, investors and consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or
(d)trading in securities of other companies, or tipping information about such companies, based on material nonpublic information learned in the course of their job at NCR.

Covered Persons who are designated as Restricted Insiders also must not trade in NCR Securities during Blackout Periods that are instituted before and after the Company’s financial results are publicly disclosed and at other times when important developments have not yet been publicly disclosed. Speculative trading of NCR Securities (both buying and selling shares within a six-month period) by any NCR Executive Officers or members of the NCR Board of Directors is also prohibited. In addition, (i) any member of the Board of Directors, (ii) each Executive Officer and each other direct report of the Chief Executive Officer, (iii) each direct report of the Chief Financial Officer, and (iv) all corporations, partnerships, trusts or other entities controlled by any of the above must receive pre-clearance as described below prior to trading in NCR Securities. Any violations of this policy must be reported immediately to the Law Department or to NCR’s Alert Line. Such violations may result in disciplinary action, including immediate termination of employment.

POLICY STATEMENTS

GENERAL RULES

1.Key Definitions

1.1“Material nonpublic information” is information about a company that (a) has not been widely disclosed and available to the public for at least two business days, and (b) a reasonable investor is likely to consider important to his or her decision to buy, sell or hold a security of that company. Material nonpublic information can be positive or negative and is not limited to financial information. Under most circumstances, the following information would be considered material: (a) actual or projected unreported financial information, especially profitability data, about the Company, or one or more of its segments, major business units or sales theaters;
(b) major proposed or pending mergers, acquisitions or divestitures; (c) the existence of an event- specific Blackout Period; or (d) significant changes in capital structure, such as a stock split or a stock buy-back program. For more examples of material nonpublic information, please refer to the Policy Supplement. Covered Persons may learn material nonpublic information because they have a “need to know” that information to perform their jobs. They may also indirectly learn material nonpublic information at work by “putting two-and-two together,” overhearing colleagues, etc. Regardless of how the information is learned, the same restrictions on trading NCR Securities apply.
1.2“NCR Securities” includes shares of NCR Voyix Corporation or its subsidiaries’ common stock, options to purchase common stock, preferred stock, or any other type of securities NCR may issue. Also considered NCR Securities are notes, debentures or other types of debt securities, warrants, rights, and convertible securities, as well as derivative securities, which include publicly traded options, short sales, puts, calls, straddles, strips, or similar derivative securities, whether issued directly by the Company or by any stock exchange.

1.3“Trading” in NCR Securities, for purposes of this policy, does not include (a) purchases or sales pursuant to, and in accordance with, an existing trading plan under Rule 10b5- 1 of the Securities Exchange Act of 1934 that complies with the NCR Corporation 10b5-1 Sale Plan Guidelines where such plan has been pre-approved by the Law Department, (b) systematic purchases of NCR stock through the Employee Stock Purchase Plan (ESPP), provided that such purchases are made pursuant to a pre-existing election (i.e., one made when the Covered Person was not in possession of material nonpublic information, or, as applicable, during a Blackout Period), or (c) the exercise of a tax withholding right pursuant to which the Company withholds shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or settlement of any restricted stock units. In general, “trading” includes all other acquisitions or dispositions of NCR Securities, including purchases and sales on the open market, exercising stock options where all or a portion of the acquired stock is immediately sold whether by the Covered Person or the associated broker to cover exercise costs, fees or taxes, gifts other than charitable bequests of stock when the Covered Person knows or has reason to believe that the charity receiving the gifted stock will hold the stock until the next applicable Blackout Period ends, and any transfers into or out of the NCR stock fund in the Company’s 401(k) plan or equivalent plan of NCR or its subsidiaries (collectively, the “NCR Savings Plan”).

2.Trading in NCR Securities

If a Covered Person has material nonpublic information, he or she cannot trade in NCR Securities until that information is publicly disclosed and the general public and the capital markets have had the opportunity to absorb and process the information – usually at least until the close of business two business days after the information is publicly disclosed. Information should be presumed nonpublic until it is disclosed by the Company in either (a) publicly available filings with the Securities and Exchange Commission or (b) press releases via major newswire such as Dow Jones or Reuters.
3.Additional Requirements for Restricted Insiders

3.1Because certain Covered Persons are more likely than others to have access to material nonpublic information about the Company, they are considered “Restricted Insiders” and subject to additional requirements under this policy. Restricted Insiders include members of NCR’s Board of Directors and any Covered Person who (a) is a grade E1 or above, (b) is an Executive Officer or a direct report of the Chief Executive Officer or Chief Financial Officer, (c) is a member of the Company’s Investor Relations group, or (d) has access to the Company’s actual or projected financial results at the corporate, regional or business segment level, and all corporations, partnerships, trusts or other entities controlled by any of the above.

3.2Restricted Insiders are subject to the general rule on trading and therefore cannot trade in NCR Securities if they have material nonpublic information. In addition, to avoid even the appearance of impropriety, Restricted Insiders are not permitted to trade in NCR Securities during any NCR “Blackout Period.” Quarterly Blackout Periods generally begin at the opening of business on the 15th day of the third month of any fiscal calendar quarter and end at the close of business two full business days after the public release of quarterly or annual financial information by the Company. For example, if the Company releases quarterly or annual financial information on a Monday before the market opens, Restricted Insiders would be permitted to trade in NCR Securities beginning when the market opens on Wednesday subject to other restrictions under this policy. Supplemental Blackout Periods may be instituted at other times when important developments or events have not yet been publicly disclosed and are known by only a few directors, officers and/or other employees. If a Supplemental Blackout Period is instituted, its existence will not be announced to the Company as a whole but the General Counsel will notify these persons that they should not trade in NCR Securities until further notice, without disclosing the reason for the restriction. Knowledge of the existence of a supplemental Blackout Period is itself material nonpublic information.
3.3NCR Executive Officers and members of the NCR Board of Directors are also restricted from trading, directly or indirectly, in any NCR Securities during any Employee Benefit Plan Blackout Period if he or she acquires or previously acquired such securities in connection with his or her service or employment as a director or Executive Officer of the Company, unless otherwise permitted under applicable law. For purposes of this policy, the term “Employee Benefit Plan Blackout Period” means any period of more than three consecutive business days during which transfers of interests in NCR stock by at least half of the participants or beneficiaries under an NCR stock fund of the NCR Savings Plan are temporarily suspended.

3.4Sales of NCR Securities may be conducted under a pre-approved 10b5-1 Plan that is established and maintained in accordance with the NCR Corporation Guidelines for Rule 10b5- 1 Plans. A copy of the NCR Corporation 10b5-1 Sale Plan Guidelines is available from the Law Department.
4.Pre-Clearance Procedures

To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on the basis of material nonpublic information, NCR has adopted the pre- clearance procedures described below.
(a)(i) Each member of the Board of Directors, (ii) each Executive Officer and each other direct report of the Chief Executive Officer, (iii) each direct report of the Chief Financial Officer, and (iv) all corporations, partnerships, trusts or other entities controlled by any of the above must pre-clear any planned trading in NCR Securities including the exercise of stock options where all or a portion of the acquired stock is immediately sold.
(b)Please contact the General Counsel or Chief Corporate Counsel to request pre-clearance. Pre-clearance approval is valid for five business days. If the planned trading is not completed within the five-day period another pre-clearance will be required, since circumstances may have changed over that time period. If a request for pre-clearance is denied, the fact of such denial must be kept confidential.
(c)Pre-clearance does not relieve anyone of their own legal obligations to refrain from trading or “tipping” while in possession of material nonpublic information. Pre-clearance does not constitute legal advice.
5.Unauthorized Disclosure or “Tipping”

5.1Covered Persons must not disclose material nonpublic information to others by “tipping” that information. Tipping means the improper disclosure of material nonpublic information about NCR or another company to any person, including a relative, friend, or other third party, including but not limited to individuals associated with “expert networks” – regardless of whether that person trades in any securities on the basis of such information.

5.2Covered Persons must avoid both direct and indirect tipping. Indirect tipping could be an implicit, rather than express, suggestion or hint that another person should trade. Tipping can also include (a) instructing a third party to purchase or sell securities or derivative securities on your behalf, or (b) advising or encouraging another person to trade in a security or derivative security while you are in possession of material nonpublic information.

5.3To avoid tipping, Covered Persons should comply with the Company’s policies with respect to the treatment of its confidential and proprietary information and disclose material nonpublic information only to those with a “need to know.” Covered Persons should be very careful not to discuss such information casually at work, in the elevators, at home or outside of the office.
6.Trading in Other Companies’ Securities

Covered Persons who learn material nonpublic information about another company while performing work for NCR can be considered temporary insiders of that company. Any Covered Person who learns such information is subject to the same restrictions against trading and tipping that apply to NCR Securities. For example, a Covered Person who learns that another company is being considered for a major contract or a joint venture may not use that information to trade in that company's securities. Covered Persons should keep any such information confidential and use it only for the Company purpose(s) for which it was originally disclosed.
7.Margin Accounts and Pledges

Because a margin or foreclosure sale may occur at a time when individuals are in possession of material nonpublic information or otherwise are not permitted to trade in NCR Securities, no Restricted Insider may take a margin loan where NCR Securities are used, directly or indirectly, as collateral for the loan. Restricted Insiders are also prohibited from pledging NCR Securities as collateral for a loan.

8.Speculative Trading
Speculative trading of NCR Securities (both buying and selling shares within a six-month period) by any NCR Executive Officers or members of the NCR Board of Directors is prohibited. It could also subject the Executive Officer or Director to so-called “short-swing liability” under Section 16 of the Securities Exchange Act of 1934. In addition, to avoid the appearance of improper trading, all other Covered Persons should not engage in speculative trading of NCR Securities unless (a) they have valid personal reasons for doing so that are not related to the investment value of the securities, and (b) they do not possess material nonpublic information about the Company.
9.Internet Posting and Social Media
Covered Persons must be careful to comply with this policy as well as the Company’s policy on disclosure of confidential or proprietary information, CMP #1402, Protecting Information Within NCR, when posting any communications relating to the Company on Internet chat rooms, message boards or any other social media outlet. Many Internet users who participate in investor- related discussion groups claim to have "inside" information about a company. Others post messages spreading innuendo and rumors. Covered Persons who participate in these Internet discussion groups are reminded that they must adhere to NCR's policies and applicable law, including the following general guidelines:
(a)Do not disclose material nonpublic information or other confidential or proprietary information about NCR or any other company that you have access to through your work at NCR; and
(b)Do not comment on rumors or create them.
POST-TERMINATION TRANSACTIONS
This policy continues to apply to transactions in NCR Securities even after termination of service to the Company. If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not trade in NCR Securities until that information has become public or is no longer material. The pre-clearance procedures specified above, however, will cease to apply to transactions in NCR Securities upon the expiration of any Blackout Period or other Company-imposed trading restrictions applicable at the time of the termination of service. Covered Persons will not be considered Restricted Insiders under this policy once they are no longer actively working for the Company (even though they may still be on NCR’s payroll) or otherwise do not fall into the above categories. However, Covered Persons may never trade in NCR Securities while they are in possession of material nonpublic information about the Company, regardless of whether they are considered Restricted Insiders.
VIOLATIONS OF POLICY
Covered Persons who violate this policy may be subject to criminal and civil penalties and other potential liabilities under federal and state securities laws. In addition, they will be subject to disciplinary action, which can include immediate termination by the Company.
Supervisors who fail to take steps to prevent insider trading or tipping or who ignore it may also be liable under federal and state securities laws and subject to disciplinary action by the Company.

SPECIFIC APPLICATIONS FOR EMPLOYEE BENEFIT PLANS
1.Stock Options
A Covered Person may receive a stock option grant and exercise that stock option in accordance with its terms without regard to this policy if he or she pays the exercise price in cash to obtain the securities underlying the stock option and holds those securities (a “buy and hold” exercise). However, the subsequent sale of securities received upon the exercise of a stock option will be subject to the restrictions in this policy.
If a Covered Person conducts a "cashless exercise" to obtain the securities underlying his or her stock option (i.e., by selling some of the securities to pay for the purchase of the remaining securities), his or her trade will be subject to the restrictions in this policy.

2.NCR Employee Stock Purchase Plan
This policy does not apply to the ongoing acquisition of stock through the ESPP as long as such purchases are made pursuant to a valid pre-existing election (i.e., one that that was made when not in possession of material nonpublic information or, as applicable, during an Employee Benefit Plan Blackout Period or Blackout Period).
The sale of any stock acquired through the ESPP is subject to this policy.
This policy also covers any changes to an employee’s investment direction under the ESPP. For example, deciding to join the ESPP, to exit the ESPP or to change the amount of money deducted from an employee’s paycheck to buy stock under the ESPP would be considered trades subject to this policy.
3.NCR Savings Plan
Any decision by a Covered Person to change investment direction under the NCR Savings Plan, including exchanging or rebalancing account balances in or out of an NCR stock fund, or changing the election to direct future contributions in or out of an NCR stock fund within a Covered Persons’ NCR Savings Plan account is subject to this policy.
Ongoing investments in NCR Securities made by the trustee under the NCR Savings Plan are not subject to the restrictions of this policy.

Insider Trading Policy Supplement
This list includes information that may be material depending on the circumstances. It is not an exclusive list and there may be other types of information that could be considered material. If you are unsure about whether information is material, refrain from trading until the information becomes public, or contact the Law Department for advice.
1.Proposed or Pending Major Corporate Transactions
*mergers, acquisitions or divestitures
*significant joint ventures
2.Non-routine Dividend Action
3.Unreleased Financial Information (Actual or Projected)
about the Company, or one or more of its lines of business or regions
*any revenue, earnings or order information indicating a trend
*data concerning profitability of lines of business or products and services offered by NCR
4.Acquisition or Loss of Major Contracts
*customer contracts, awards or cancellations
*partner agreements or licenses
*supplier contracts; suppliers' ability to perform
5.Major Products or Services
*introduction of new ones or discontinuance of old ones
*inventions or product developments
6.Company-Wide Employment Issues
*major management changes
*major labor relations matters
*significant reductions in force and plant closings
7.Significant Cybersecurity Incidents
8.Significant Changes in Financial Condition or Capital Structure
*stock splits
*sale or purchase of NCR Securities
*major financings or capital investment plans
*extraordinary items for accounting purposes such as write-offs and restructuring charges
9.Significant Litigation or Legal Developments
*lawsuits filed by or against the Company
*settlements or other significant developments in major litigation matters
*government investigations
10.Major Changes in Corporate Strategy
*discontinuance or addition of lines of business
*changes in pricing or cost structure
*research and development efforts
*marketing plans